

August 19, 2014

Via E-mail
John C. Barpoulis
Senior Vice President and Chief Financial Officer
USEC Inc.
Two Democracy Center
6903 Rockledge Drive
Bethesda, Maryland 20817

> **Re:** **USEC Inc.**
> **Application for Qualification of Indenture on Form T-3**
> **Filed August 7, 2014**
> **File No. 022-28996**

Dear Mr. Barpoulis:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Signatures

1.   Please provide the attestation signature as required by Form T-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending application for qualification of the trust indenture please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act as they relate to the qualification of the indenture.

Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez Legal Branch Chief, at at (202) 551-3536 if you have questions regarding our comments.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Scott C. Herlihy, Esq.